UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 30, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Companhia Aberta

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

MATERIAL FACT

Pursuant to CVM Instruction nº 358/2002, and CVM Instruction nº 480/2009, amended by CVM Instruction n° 547, from Frebuary 5, 2014, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”) hereby informs its shareholders and the market in general that at the Board of Directors Meeting held on April 23, 2014, was approved an alteration in the manner of disclosing the Company’s material acts or facts set forth in its Material Act or Fact Disclosure and Confidentiality Policy (“Disclosure Policy”). which will now be disclosed on the internet via Valor Econômico’s news page (www.valor.com.br/valorri).

Such announcements of material acts or facts will be also be disclosed on the Company’s Investor Relations webpage (www.fibria.com.br/ri) and on the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br).

The Company will also update its registration form to reflect the above-mentioned alteration in its Disclosure Policy.

São Paulo, April 30, 2014.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO

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